Exhibit (d)(13)

WAIVER OF DEDUCTION RIDER

Benefit

Subject to the terms of this Rider, and while this Rider is In Force, We will waive any Monthly Deductions that become due, after the start of and during the Insured’s Total Disability, as follows:

1.

If the Insured’s Total Disability begins before the Policy Anniversary on which the Insured attains age 60, We shall waive all Monthly Deductions due for the Insured under the Entire Policy Contract for the period that the Insured continues to be totally disabled. If such period extends to the Policy Anniversary on which the Insured attains age 65, We shall waive all future Monthly Deductions due for the Insured under the Entire Policy Contract; and

2.

if the Insured’s Total Disability begins after the Policy Anniversary on which the Insured attains age 60, We shall waive all Monthly Deductions due for the Insured under the policy for the period that the Insured continues to be totally disabled, but only up to the Policy Anniversary on which the Insured attains age 65.

We will not waive any Monthly Deductions until We approve a claim for benefits under this Rider. Payment of all Monthly Deductions when due is required to avoid a termination of this Rider before We approve a claim. If We approve a claim, We will refund any Monthly Deductions due and paid after the date the Insured’s Total Disability began.

Total Disability

Total Disability under this Rider means that the Insured is unable to perform the substantial and material duties of a job due to sickness or bodily injury for a continuous period of at least 180 days while the policy and this Rider are In Force. The Total Disability must be due to a bodily injury or sickness that begins:

1.	After the date We issue this Rider; and

2.	while this Rider and the policy are both In Force; and

3.	before the first Policy Anniversary on or after the Insured’s 65th birthday; and

4.	while the Insured is employed at a job and receiving taxable income from that job.

In addition, Total Disability means that:

1.	During the first 24 months of continuous Total Disability, the Insured is unable to perform the substantial and material duties of his or her job due to sickness or accidental bodily injury; and

2.

after the first 24 months of continuous Total Disability the Insured is unable, due to sickness or accidental bodily injury, to perform any of the substantial and material duties of any job for which he or she is or becomes reasonably suited by education, training or experience.

Exclusions and Limitations

We will not waive Monthly Deductions in the following cases:

1.	The Insured’s Total Disability is caused or contributed to by any attempt at suicide, or intentionally self-inflicted injury, while sane or insane;

2.	the Insured’s Total Disability is caused or contributed to by war or act of war;

3.	the Insured’s Total Disability is caused or contributed to by active participation in a riot, insurrection or terrorist activity;

4.	the Insured’s Total Disability is caused or contributed to by committing or attempting to commit a felony;

5.	the Insured’s Total Disability is caused or materially contributed to by voluntary intake or use by any means of:

a.	any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or

b.	poison, gas or fumes, unless a direct result of an occupational accident;

6.

the Insured’s Total Disability is caused or contributed to by intoxication or having a blood alcohol level at or above the legal limit at which it is unlawful to operate a motor vehicle, with the level defined by the jurisdiction where the Total Disability begins;

7.	the Insured’s Total Disability is caused or materially contributed to by participation in an illegal occupation or activity;

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8.	the Insured’s Total Disability is caused or contributed to by any condition disclosed in the application for this Rider and explicitly excluded in a form attached to the policy.

Proof of Total Disability

Documentation necessary to prove that the Insured is totally disabled as defined in this Rider. Documentation must include a physician’s written certification, a properly completed Claim Form(s), and documentation acceptable to Us supporting the written certification of Total Disability. Before approval of any benefits, at Our expense, We may require more clinical, radiological, histological, laboratory or other medical evidence. We may also require additional medical information from the Insured’s physician that describes the nature and extent of the Total Disability. We, at Our expense, may have Our designated physician examine the Insured.

Benefit Eligibility

We must receive notice of Total Disability:

1.	While the Insured is totally disabled and alive, or

2.	within 90 days after the termination of the Insured’s Total Disability, or within 90 days after the termination of this Rider, whichever is earlier, or

3.	as soon thereafter as reasonably possible.

After We receive notice of Total Disability, We must receive Proof of Total Disability, satisfactory to Us as soon as reasonably possible.

During the first 24 months after We approve the claim for the benefit, We may require proof of their continued Total Disability not more frequently than once every 30 days. After the first 24 months, We will not require proof more than once in any 12 month period. If the Insured does not furnish proof of their continued Total Disability within 91 days of Our request for proof, or as soon as reasonably possible under the circumstances, Total Disability benefits under this Rider will end.

Failure to furnish proof within the time required shall not invalidate or reduce the claim if it was not reasonably possible to give proof within the time, provided proof is furnished as soon as reasonably possible and, except in the absence of legal capacity, no later than one year from the time proof is otherwise required.

Effect of Policy Changes

Policy Changes, such as increases in Face Amount, may have an effect on the coverage provided by the benefit. Unless otherwise stated, an application to increase the Face Amount of the Entire Policy Contract will be deemed to be an application to increase the coverage provided by this Rider and Monthly Deductions will be adjusted accordingly.

Effect on Entire Policy Contract

While benefits are being provided under this Rider, all benefits included under the Entire Policy Contract shall continue In Force, as provided in the policy and each rider form. Any proceeds paid under the Entire Policy Contract will not be reduced by any Monthly Deduction waived under this Rider.

Incontestability

Except for fraud in procurement of this Rider, when permitted by applicable law in the state where this Rider is delivered or issued for delivery, We will not contest the Rider after it has been In Force for two years from the date of issue of this Rider during the lifetime of the Insured, excluding any period when the Insured was totally disabled.

Reinstatement

The Reinstatement provisions of the policy shall apply to this Rider.

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Risk Charge

The Risk Charge for this Rider is part of the Monthly Deduction. The Risk Charge is:

1.	The Monthly Waiver of Deduction Risk Rate; times

2.	the Monthly Waiver of Deduction Table Rating Factor, if any, shown on the Policy Specifications page(s); with the result then multiplied by

3.	the Monthly Deduction, excluding the Risk Charge for this Rider.

The Monthly Waiver of Deduction Risk Rate is based on the Insured’s Attained Age. The Guaranteed Maximum Monthly Waiver of Deduction Risk Rates are shown in the following table. We may use Monthly Waiver of Deduction Risk Rates that are less than those shown in the table, but not greater.

GUARANTEED MAXIMUM MONTHLY WAIVER OF DEDUCTION RISK RATES
Attained Age	Rate	Attained Age	Rate
30 and	.06	51-55.15
below	.07	56-64.20
31-40.08		65 and	.00
41-45.10		above
46-50

Guaranteed Values

This Rider does not increase or decrease any guaranteed values of the Entire Policy Contract. This Rider does not have cash values or loan values.

Termination of Rider

This Rider will end the earliest of when:

1.	The Insured reaches Attained Age 65 and is not totally disabled;

2.	the Insured reaches Attained Age 65 and the most recent period of Total Disability began on or after the Insured’s Attained Age 60;

3.	a Nonforfeiture Option goes into effect;

4.	the Entire Policy Contract ends for any reason; or

5.	We receive the Policy Owner’s Signed Request to terminate this Rider.

This Rider is subject to all the terms of the policy to which it is attached, except as modified in this Rider. No agent or insurance producer has the authority to change the Rider or to waive any of its provisions.

Attached to the policy and made a part of the Entire Policy Contract effective as of the date of issue of this Rider.

FARMERS NEW WORLD LIFE INSURANCE COMPANY

/s/ Diane C. Davis	/s/ Garrett B. Paddor
Diane C. Davis President	Garrett B. Paddor Secretary

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